July 16, 2009

United States Securities and Exchange Commission	VIA EDGAR

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin W. Vaughn

RE:	First Community Bank Corporation of America

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 27, 2009

File No. 000-50357

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the above-mentioned filing of First Community Bank Corporation of America (the “Company”) by letter dated June 26, 2009, and have set forth our response below:

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 22

1.	Please tell us and revise your future filings to provide an expanded discussion of the change in your loan loss methodology in 2007, including quantification of the effect of this change on your allowance and provision for loan losses.

Prior to 2007 historical losses were minimal. The bank aligned its ALLL methodology with the Federal guidance issued on December 13, 2006 in 2007. There was no effect on the allowance or provision for loan losses at that time. We will expand our discussion in future filings to include this disclosure.

Loans, page 22

2.	Please tell us and revise future filings to specifically disclose the extent to which you participate in high risk lending activities, such as whether you originate or hold subprime, alt-A or negative amortization loans.

We have not participated in high risk lending activities such as sub prime, Alt-A or negative amortization loans. As long as this is true we will disclose in future filings.

9001 BELCHER ROAD * PINELLAS PARK, FLORIDA 33782 * 727-520-0987

Kevin W. Vaughn

United States Securities and Exchange Commission

July 16, 2009

3.	Please tell us and revise future filings to disclose, both here and in the notes to your financial statements, your policy for classifying a loan as impaired.

A loan is classified impaired when, based on current information and events; it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and contractual principal payments will be collected as scheduled in the loan agreement. Once a loan is considered impaired and is collateral dependent, an analysis of the loan will be performed based on a fair value estimate. Fair value will be determined by a current appraisal or using a reasonable discount of the appraisal using comparable data given the existing economic conditions. If the loan is collateral dependent then the loss will be determined based on the deduction of collection, carry or selling costs from the expected fair value of the collateral. If the loan exhibits a loss potential then that amount will be charged-off or specifically reserved. The discounted cash flow of revised payment stream is discounted at the original loan rate and the difference is determined to be the loss. Troubled Debt Restructures (TDR) are treated as required under FASB 114. We will expand our discussion in future filings to include this disclosure.

4.	We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial real estate and residential mortgage loans. We also note that you disclose, on page 22, that you believe “general economic conditions in our primary service areas, including the real estate market, continue to be healthy…” This disclosure does not appear to be consistent with your actual credit quality trends as evidenced by the significant increases in nonperforming assets.

The reference to the general economy being healthy was overly optimistic based on the continued decline in the Florida markets that the Bank serves. This statement will be revised in future filings.

Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your nonperforming and impaired loans and presumably the increased delinquencies in the remaining portfolio with the decrease in your allowance for loan losses in the first quarter of 2009. Please address the following in your response:

During the fourth quarter of 2008 the provision expense was taken to build the ALLL for anticipated charge-offs in the first quarter.

•	Discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses.

On a timely basis the Bank evaluates non-performing and impaired loans according to proper accounting principals. The proper provisions are made to the allowance for loan losses to cover any losses on the problem assets.

•	Discuss in detail how you measure impairment on your impaired loans and link this information to the decrease in your allowance for loan losses.

Once a loan is considered impaired and is collateral dependent, an analysis of the loan will be performed based on a fair value estimate. Fair value will be determined by a current appraisal or using a reasonable discount of the appraisal using comparable data given the existing economic conditions. If the loan is collateral dependent then the loss

Kevin W. Vaughn

United States Securities and Exchange Commission

July 16, 2009

will be determined based on the deduction of collection, carry or selling costs from the expected fair value of the collateral. If the loan exhibits a loss potential then that amount will be charged-off or specifically reserved. The discounted cash flow of revised payment stream is discounted at the original loan rate and the difference is determined to be the loss. Troubled Debt Restructures (TDR) are treated as required under FASB 114. The decrease in allowance for loan losses is a result of charge off loans and specific reserve calculations. We will expand our discussion in future filings to include this disclosure.

•	Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

Historically the Bank’s non-performing and impaired loans are 98% collateralized by real estate, this was true at December 31, 2008.

•	Consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

We will consider disclosing delinquency information and how specific change in delinquencies impact the calculation of the allowance for loan losses in future filings.

•	Revise your future filings to reconcile the discussions of your nonperforming assets with your discussions of real estate trends for your market.

We will revise our future filings to reconcile the discussions of non-performing assets with the real estate trend for our market area.

5.	We note that your non-performing loans balance has increased significantly in each of the last three years and through the first quarter of 2009, specifically nonaccrual loans and foreclosed real estate. We were unable to locate disclosure of the specific reasons for the large increases. Please tell us and revise future filings to provide a thorough disclosure addressing changes in (and related trends in) your non-performing assets balance, including which category of loans the increase relates to, the number of non-performing assets included in each loan category, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans.

Non-performing loans increased significantly during 2008 and the first quarter of 2009 generally tracking the problematic real estate industry in the State of Florida. The bank experienced an increase in non-accruals and REO in the following categories in dollars and as a percentage of the loan portfolio:

30+ Days	December 2007		December 2008		March 2009
	$	%	$	%	$	%
Residential Mortgages	1,422	1.1	4,635	3.78	5,988	5.01
Commercial Real Estate	2,343	1.30	11,036	5.60	14,853	7.29
Land and Lots	0	0	0	0	0	0
Commercial Loans	347	1.55	394	1.73	855	3.51
Installment	432	0.78	542	0.77	576	0.77

Kevin W. Vaughn

United States Securities and Exchange Commission

July 16, 2009

The bank has formed a special assets division staffed with a consumer work out specialist and a commercial work out specialist to strategically resolve the problem assets in a timely manner.

We will revise future filings to provide a thorough disclosure addressing changes in (and related trends in) the non-performing assets balance, including which category of loans the increase relates to, the number of non-performing assets included in each loan category, the reason for the increase and, if applicable, steps we have taken to remediate (or collect on) the nonaccrual loans.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies -

Foreclosed Real Estate, page F-12

6.	Please tell us and revise future filings to disclose how your policy of initially recording foreclosed real estate “at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure” complies with paragraph 28 of SFAS 15.

We incorrectly reported our accounting policy on initially recording foreclosed real estate. It should read “at the lower of fair value less cost to sell or the loan balance at the date of foreclosure,” we will revise future filings accordingly.

Note 8. Income Taxes, page F-27

7.	Considering that the allowance for loan loss provision substantially contributed to your 2008 net losses and that you continue to experience declining credit trends, please revise future filings to disclose the specific reasons why you believe that it is more likely than not your deferred tax assets will be realized and that a valuation allowance is not needed. Specifically detail the positive and negative evidence used to support your conclusion under paragraphs 23-24 of SFAS 109.

We will revise future filings to incorporate a disclosure of the specific reasons why we believe that the deferred tax asset will be realized and whether or not a valuation allowance is required.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Stan B. McClelland
Stan B. McClelland
Chief Financial Officer